PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

September 29, 2025

VIA EDGAR

Robert Arzonetti

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Pineapple Financial Inc.
Preliminary Proxy Statement on Schedule 14A Filed September 19, 2025 File No. 001-41738

Dear Mr. Arzonetti,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on September 26, 2025, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was submitted to the Commission on September 19, 2025.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. A revised preliminary proxy statement on Schedule 14A (“Amendment No. 1.”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Proxy Statement, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1. We note from your Form 8-K filed on September 10, 2025 and related press release that the Injective Foundation, as part of the subscription receipt financing, has been granted review rights with respect to the escrow release process pursuant to a Side Letter Agreement. Your proxy statement does not describe these rights or the Foundation’s role in connection with the INJ treasury. Please revise your disclosure to describe the nature of these rights, the Foundation’s involvement, and the scope of authority or influence it may have over the administration of the INJ treasury. In addition, please clarify whether the company has established or plans to establish any board, committee, or advisory group to oversee the treasury strategy and, if so, whether investors such as the Injective Foundation or other participants will have representation or appointment rights.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to include the review rights pursuant to the Side Letter Agreement, the Foundation’s role in connection with the INJ treasury, and the board appointment. Please see under the heading “Proposal 1- Purpose and Background of the Share Issuance Proposal” of Amendment No. 1.

2. Please revise your disclosure to clarify that some of the investors who will acquire shares as a result of the offering, including investors associated with the Injective Foundation, may have interests that differ from those of existing shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that some of the investors who will acquire shares as a result of the offering, including investors associated with the Injective Foundation, may have interests that differ from those of existing shareholders. Please see under the heading “interests of certain persons or companies in matters to be acted upon” and “interests of informed persons in material transactions” of Amendment No. 1.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures.

If you have any questions, please do not hesitate to contact Matthew Siracusa, Esq., of Sichenzia Ross Ference Carmel LLP, at msiracusa@SRFC.LAW or (845) 649-8868.

Very truly yours,

/s/ Darrin M Ocasio
Darrin M Ocasio